SUBMITTED VIA EDGAR

Mr. W. John Cash
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Parker-Hannifin Corporation
Form 10-K for the fiscal year ended June 30, 2013
Filed August 29, 2013
Response Letter Dated December 19, 2013
Commission File No. 001-04982

January 23, 2014

Dear Mr. Cash:

Parker-Hannifin Corporation (the “Company”) is submitting this letter in response to the letter to the Company dated January 14, 2014 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), which contains a comment in response to the Company’s letter dated December 19, 2013 to the Commission. The Company’s response to the comment in the Comment Letter is provided below. For your convenience, the Company has repeated your comment before its response.

Form 10-K for Fiscal Year Ended June 30, 2013
Management’s Discussion and Analysis
Discussion of Consolidated Statement of Income, page 13-4

1.
We note your response to our prior comment number two contained in your letter dated December 19, 2013. Our comment requested that you provide disclosure of the financial statement geography of your net periodic pension costs. In addition to the amounts reflected in cost of sales, please also discuss the amounts which are captured in inventory and will be recognized in future periods, as well as amounts reflected in other financial statement line items.

Net periodic pension costs are included in the cost of sales and selling, general and administrative line items of the Consolidated Statement of Income and the various inventory line items in the Consolidated Balance Sheet. Historically, only the net periodic pension costs included in the cost of sales and selling, general and administrative line items were material. The amount of net periodic pension costs absorbed into inventory has not been material with respect to the inventory balances in the Consolidated Balance Sheet or to the Consolidated Statement of Income to warrant disclosure. In future filings, the Company will provide disclosure of the amount of net periodic pension costs included in the individual line items of the financial statements, including amounts that are absorbed in inventory and will be recognized in future periods, whenever such amounts are material.

W. John Cash
January 23, 2014

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filing. The Company also acknowledges that the staff comment contained in the Comment Letter or changes to disclosures in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing and the Company may not assert staff comments made in the Comment Letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
PARKER-HANNIFIN CORPORATION

By: /s/ Jon P. Marten
Jon P. Marten
Executive Vice President - Finance & Administration
And Chief Financial Officer